Investor Information	Celanese Corporation
Investor Relations
1601 West LBJ Freeway
Dallas, TX 75234-6034

Mark Oberle
Phone: +1-972-4431-4464
Fax: +1-972-443-8519
Mark.Oberle@celanese.com
Celanese Corporation Announces Expiration Date of Tender Offer for Celanese AG Shares
     DALLAS, Texas, September 16, 2005 — Celanese Corporation announced that the limited offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG) to acquire all of the issued and outstanding registered ordinary shares of Celanese AG (other than ordinary shares owned by Celanese Europe Holding GmbH & Co. KG or held by Celanese AG or any of its subsidiaries in treasury) at the increased offer price of EUR51.00 per share, in cash, plus interest, and the related offer of increased cash compensation for holders who previously tendered Celanese AG shares in the mandatory offer, in each case upon the terms and conditions set forth in the Offer Document as supplemented, will expire at 6.01h Central European Summer Time, 12:01 a.m. New York City time on September 29, 2005.
     Following the expiration of the limited offer, the subsequent acceptance period for the mandatory offer at the offer price of EUR41.92 per share will continue in accordance with the terms set forth in the Offer Document.
Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses: Chemicals Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese has production plants in 12 countries in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion. The presentation of combined net sales of Celanese Corporation with its predecessor is not in accordance with U.S. GAAP. For more information on Celanese Corporation including a reconciliation of the combined net sales, please visit the company’s web site at www.celanese.com.